N-SAR Question 77K

Change in Independent Registered Public Accounting Firm

On May 3, 2005, Ernst & Young LLP (“E&Y”) notified the Fund of its intention to resign as the Funds' independent registered public accounting firm. The Board has selected Deloitte & Touche LLP to serve as the Fund's independent registered public accounting firm for the Fund's fiscal year ending August 31, 2005. The decision to select Deloitte & Touche LLP was recommended by the Audit Committee and was approved by the Board on July 22, 2005.

The selection of Deloitte & Touche LLP does not reflect any disagreements with or dissatisfaction by the Fund or the Board with the performance of the Fund's prior auditor. During the two most recently completed fiscal years, E&Y’s audit reports contained no adverse opinion or disclaimer of opinion; nor were their reports qualified as to uncertainty, audit scope or accounting principles. Further, there were no disagreements between the Fund and E&Y on any matter of accounting principles or practices, financial statement disclosures or auditing scope or procedure, which, if not resolved to the satisfaction of E&Y, would have caused them to make reference to the disagreement in their reports.